UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

ACM Government Opportunity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000918 102

(CUSIP Number)

Michael A. Conway
Aon Advisors, Inc.
200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000918 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON CORPORATION 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON ADVISORS, INC. 54-1392321

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COMBINED INSURANCE COMPANY OF AMERICA 36-2136262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IC, CO

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the “Schedule 13D”) by Aon Corporation, a Delaware corporation (“Aon”), Aon Advisors, Inc., a Virginia corporation (“Aon Advisors”), Combined Insurance Company of America, an Illinois corporation (“CICA”), and Virginia Surety Company, an Illinois corporation (“VSC”), as previously amended. Aon, Aon Advisors and CICA are sometimes referred to in this Amendment as the “Filing Persons”. The Schedule 13D as previously amended and this Amendment relate to the Common Stock (the “Common Stock”) of ACM Government Opportunity Fund, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

As of the close of business on January 26, 2007, the acquisition of the assets and the assumption of the liabilities of the Issuer by ACM Income Fund, Inc. (the "Acquisition") took place.  As a result of the Acquisition, stockholders of the Issuer received shares of ACM Income Fund, Inc. equivalent in aggregate net asset value to the shares they held in the Issuer.  Therefore, the Filing Persons no longer own more than 5% of the common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

As of the close of business on January 26, 2007, the acquisition of the assets and the assumption of the liabilities of the Issuer by ACM Income Fund, Inc. (the "Acquisition") took place.  As a result of the Acquisition, stockholders of the Issuer received shares of ACM Income Fund, Inc. equivalent in aggregate net asset value to the shares they held in the Issuer.  Therefore, the Filing Persons no longer own more than 5% of the common stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date: February 14, 2007

/s/ Richard E. Barry
By: Richard E. Barry
Vice President

AON ADVISORS, INC.
Date: February 14, 2007

/s/ Jennifer Kraft
By: Jennifer Kraft
Vice President

COMBINED INSURANCE COMPANY OF AMERICA
Date: February 14, 2007

/s/ Richard E. Barry
By: Richard E. Barry
Vice President